SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On November 22, 2022, The Nasdaq Stock Market LLC (“NASDAQ”) granted Nisun International Enterprise Development Group Co., Ltd. (the “Company”) an additional 180 calendar day period, or until May 22, 2023, to regain compliance with the minimum $1.00 bid price per share requirement for continued listing on NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule” or the “Rule”).

As previously reported, on May 25, 2022, the Company received a notification letter from NASDAQ advising the Company of its noncompliance with the Minimum Bid Price Rule for 30 consecutive business days preceding the notice date. The Company was provided 180 calendar days, or until November 21, 2022, to regain compliance with the Rule. The Company was unable to regain compliance within the initial compliance period.

NASDAQ’s determination to grant the second compliance period was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

To regain compliance, the bid price of the Company’s common shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the second 180-day compliance period. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options. There can be no assurance that the Company will be able to regain compliance with the Rule or maintain compliance with the other listing requirements necessary for the Company to maintain the listing of its common shares on NASDAQ.

The Notice has no effect on the listing of the Company’s common shares at this time and the Company’s common shares will continue to trade on NASDAQ under the symbol “NISN”.

The Company issued a press release announcing this matter on November 23, 2022. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated November 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Date: November 23, 2022	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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